Elizabeth O. Temple Direct Dial: 864-255-5415 Direct Fax: 864-255-5489 E-mail: BTemple@wcsr.com

April 4, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mellissa Duru

Re:	Transcend Services, Inc.

Schedule 14D-9 filed on March 20, 2012

File No. 005-41016

Dear Ms. Duru:

On behalf of Transcend Services, Inc. (the “Company”), we submit this letter in response to your comments provided to us in telephone calls on March 26, 2012 and March 27, 2012 with respect to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2012, as amended by Amendment No. 1 thereto, filed with the Commission on March 27, 2012, and Amendment No. 2 thereto, filed with the Commission on March 29, 2012 (as so amended, the “Schedule 14D-9”). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Schedule 14D-9. The Company is concurrently filing via EDGAR an Amendment No. 3 to the Schedule 14D-9 (the “Amendment”).

Background of the Offer, page 10

Comment 1: Please revise to clarify and supplement the Background of the Offer to disclose in greater detail all other material discussions and strategic financial buyer alternatives considered by Transcend.

Response 1: In response to Comment 1, the Company has added the following two sentences to the fourth full paragraph under the heading “Item 4. The Solicitation or Recommendation — Background of the Offer” on page 13 of the Schedule 14D-9 as filed with the Commission on March 20, 2012:

“Specifically, Company management noted that after discussions with the Company’s financial advisors, other than Parent and Company A (who was unlikely to have the financial flexibility necessary to effectuate a transaction on terms acceptable to the Company), they did not believe there were any other potential acquirers who had sufficient scale, scope or strategic rationale to acquire the Company. Additionally, Company management noted that after discussions with the Company’s financial advisors they did not believe a private equity firm would be able to match the valuation multiple implied by Parent’s offer.”

April 4, 2012

Financial Forecasts, page 34

Comment 2: This section includes non-GAAP financial measures. Please revise to include the disclosure required by Rule 100 of Regulation G.

Response 2: In response to Comment 2, the Company has added the following at the end of the section with the heading “Item 8. Additional Information — Financial Forecasts” of the Schedule 14D-9:

“The Internal Financial Forecasts include non-GAAP financial measures, including EBITDA, EBIT and after-tax free cash flow. The Company believes that EBITDA, EBIT and after-tax free cash flow provide important information about the operating trends of the Company. The Company uses EBITDA, EBIT and after tax free cash flow to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA, EBIT and after tax free cash flow are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations of EBITDA, EBIT and after tax free cash flow to the most comparable GAAP financial measure based on the Internal Financial Forecasts. These reconciliations were not provided to Lazard.

Reconciliation of GAAP vs. Non-GAAP Projections Amounts in millions, except earnings per share

	As Projected 2012 E	Transaction Costs 2012 E	Revised Projection 2012 E	2013 E	2014 E	2015 E	2016 E
EBITDA	$30.8	$(6.0)	$24.8	$34.3	$39.0	$43.3	$47.2
Depreciation and Amortization	5.0		5.0	5.3	5.6	5.7	5.8
Operating Income (EBIT)	25.8	(6.0)	19.8	29.0	33.4	37.6	41.4
Other Income	0.3	—	0.3	0.4	0.6	0.9	1.1
Income Before Income Taxes	26.0	(6.0)	20.1	29.4	34.0	38.4	42.5
Income Taxes	10.4	(2.4)	8.1	11.5	13.3	15.0	16.6
Net Income	$15.6	$(3.6)	$12.0	$17.9	$20.7	$23.4	$25.9
Shares Outstanding, Diluted	11.275	11.275	11.275	11.475	11.675	11.875	12.075
Earnings per Share, Diluted	$1.39	$(0.32)	$1.07	$1.56	$1.78	$1.97	$2.15

April 4, 2012

After Tax Free Cash Flow Reconciliation:

	As Projected 2012 E	Transaction Costs 2012 E	Revised Projection 2012 E	2013 E	2014 E	2015 E	2016 E
EBIT	25.8	(6.0)	19.8	29.0	33.4	37.6	41.4
Less: Taxes	10.3	(2.4)	7.9	11.3	13.0	14.6	16.1
Plus: Depreciation & Amortization	5.0		5.0	5.3	5.6	5.7	5.8
Less: Capital Expenditure	5.0		5.0	4.7	3.9	3.6	3.8
Less: Increase in net working capital	0.9		0.9	0.6	0.8	0.8	0.7
After Tax Free Cash Flow	$14.6	$(3.6)	$11.0	$17.7	$21.3	$24.3	$26.5

After Tax Free Cash Flow (a)	14.6		11.0	17.7	21.3	24.3	26.5
Plus: After-tax interest income	0.2		0.2	0.3	0.4	0.5	0.7
Plus: Capex	5.0		5.0	4.7	3.9	3.6	3.8
Cash Flow from Operations	$19.7	$—	$16.1	$22.6	$25.6	$28.4	$31.0

Memo:
Tax Rate %	40.0%	40.0%	40.0%	39.0%	39.0%	39.0%	39.0%

(a) Represents operating income (EBIT) less taxes, plus depreciation & amortization, less capital expenditures, less increases in net working capital.”

Cautionary Note Regarding Forward-Looking Statements, page 38

Comment 3: We refer to your statement indicating no duty or intent to update forward-looking statements. We take the position, in accordance with Regulation 14E, that material updates should be made to the recommendation statement and disclosure should be revised accordingly.

Response 3: In response to Comment 3, the Company has replaced the last sentence in the paragraph under the heading “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” of the Schedule 14D-9 with the following sentence:

“Except as may be required by law, the Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.”

The Company recognizes the requirement to update the disclosure in the Schedule 14D-9 to reflect any material changes to the information set forth in the Schedule 14D-9.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 4, 2012

If you have any questions or comments to this letter, please do not hesitate to contact me at (864) 255-5415.

Sincerely,

/s/ Betty O. Temple
Betty O. Temple

cc:	Transcend Services, Inc.

Larry Gerdes, Chief Executive Officer

Lance Cornell, Chief Financial Officer